EXHIBIT 5.2

EXHIBIT 5.2

MEMORANDUM OF AGREEMENT

MEMORANDUM OF AGREEMENT made in the City of Montreal, Province of Quebec this 5th day of December, 2003,

BY AND BETWEEN:	LES MINES McWATTERS INC./McWATTERS MINING INC., a
corporation incorporated under the laws of the province of Quebec with its head office at 1281 7th Street, Val-d'Or, Quebec J9P 3S1, herein acting and represented by Michel Bouchard, its Interim President, duly authorized for the purposes hereof by a resolution of the "Comité sur les Investissements et de Financement", a sub-committee of the board of directors, dated
November 21, 2003, a certified copy of which is attached hereto as Exhibit I

("Vendor");

AND:	MINES RICHMONT INC./RICHMONT MINES INC., a company
incorporated under the laws of the province of Quebec with an office at 110
Principale Avenue, Rouyn-Noranda, Quebec J9X 4P2, herein acting and represented by one of its representatives duly authorized for the purposes hereof by a Resolution of its board of directors dated December 2, 2003, a certified copy of which is attached hereto as Exhibit II

("Purchaser");

WHEREAS the Vendor and the Purchaser wish to enter into this Agreement whereby the Vendor sells and assigns to the Purchaser, and the Purchaser purchases from Vendor, the Properties (as herein defined);

WHEREAS the Vendor has agreed to perform or cause to be performed certain exploration activities in respect of the Properties for an aggregate amount of Exploration Expenses (as herein defined) in the amount of $6 million before taxes;

WHEREAS in consideration for the sale of the Properties by Vendor, the Purchaser agrees to satisfy the Purchase Price (as defined herein), subject to the terms of this Agreement;

THIS AGREEMENT WITNESSES THAT, in consideration of the mutual covenants herein contained, it is agreed by and between the Parties as follows:

ARTICLE I
INTERPRETATION

1.1 Definitions. The following terms shall have the following meanings, respectively, unless the context otherwise requires:

(a)           "Additional Amount" means an amount equal to the Exploration Expenses incurred and paid by or for Vendor pursuant to Section 2.2.

(b)	"Bargaining Certificate" means the bargaining certificate issued December 15, 1988 as modified following the decision of Labour Commissioner, Jacques Vignola, rendered on July 2, 2002.

(c)	"Cash Purchase Price" has the meaning set forth in Section 3.1.

(d)	"Collective Agreement" means that certain collective bargaining agreement between the Vendor and
"Les Métallurgistes-Unis d'Amérique, local 4796" effective from March 10, 2001 to March 9, 2006.

(e)	"Contracts" means the contracts and agreements listed in the attached Schedule 1.1(e).

(f)	"Deed of Transfer" means a deed of sale between Vendor and Purchaser in respect of the mining lease comprised in the East Amphi Property, for registration purposes.

(g)	"Deeds of Discharge" means all deeds of discharge, mainlevées, partial reductions or other documents required to be published in the land registry and in the personal and moveable real rights registry to obtain the full and unconditional discharge of the Registered Liens.

(h)	"East Amphi Property" means the immoveable property comprised of one mining lease (including surface rights granted in connection therewith) and 29 mining claims located in the township of
Malartic, covering a total of approximately 947.4 hectares, including all related records, documentation and samples, wherever located, buildings, fixtures and other improvements thereon, if any, as the same subsists with all its rights and appurtenances including without limitation rights of way, the whole as further described in the attached Schedule 1.1(h)(A).

(i)	"Environmental Laws" means all currently applicable Laws relating to hazardous substances, pollution or protection of the environment, human health or safety, including Laws relating to on-site or off-site contamination, release of any hazardous substance into the environment, and applicable
Laws relating to the transport of hazardous substances.

(j)	"Environmental Permits" means all permits, authorizations, certificates, written consents, registrations, licenses and any other written approvals or authorizations required under Environmental
Laws and held by Vendor in connection with the Properties, the whole as further listed in
Schedule 1.1(j).

(k)	"Equipment" means all machinery and equipment owned by Vendor located in, on or about or normally located in, on or about the East Amphi Property.

(l)	"Escrow Agent" means Colby, Monet, Demers, Delage & Crevier, G.P.

(m)	"Escrow Agreement" means the escrow letter dated the date hereof between the Purchaser, the
Vendor and the Escrow Agent in respect of the disbursement of the Cash Purchase Price.

(n)	"Exploration Expenses" means the expenses to be incurred by the Vendor to determine the existence, location, extent or quality of mineral resources on the Properties, including any "grassroots"
exploration expense incurred in the course of prospecting, carrying out geological, geophysical or geochemical surveys, drilling by rotary, diamond, percussion or other methods or trenching, digging test pits and preliminary sampling.

(o)	"Fourax Property" means the immoveable property comprised of 12 mining claims located in the township of Fournière, covering a total of approximately 270.3 hectares, including all related records,

documentation and samples, wherever located, rights of way, if any, the whole as further described in the attached Schedule 1.1(h)(B).

(p)	"Laws" means all laws, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws, whether federal, provincial, municipal or local.

(q)	"Liens" means (i) all hypothecs, mortgages, prior claims, pledges, privileges, liens, security interest, leases, occupation rights, encroachments and other encumbrances or rights of any nature whatsoever or however arising, and (ii) any arrangement or condition that in substance secures payment or performance of an obligation.

(r)	"Mining Registry" means the register maintained pursuant to the Mining Act, R.S.Q.,
c. M-13.1.

(s)	"Net Smelter Returns" means actual proceeds received from any mint, smelter or other buyer for the sale of gold doré, metal or concentrate produced from the Properties and sold after deducting from such proceeds the following charges to the extent that they were not deducted by the buyer in computing payment: smelting and refining charges; penalties; cost of transportation of doré, metal or concentrate from the Properties to any mint, smelter or other buyer; marketing costs, insurance of such doré, metal or concentrate, and any duties levied by Canada or by the country into which such doré, metal or concentrate are imported, if such charges or costs are deducted from the proceeds received.

(t)	"Parties" means Vendor and Purchaser.

(u)	"Properties" means, collectively, the East Amphi Property and the Fourax Property.

(v)	"Purchase Price" has the meaning set forth in Section 3.1.

(w)	"Purchaser" means Richmont Mines Inc., a company incorporated under the laws of the province of
Quebec.

(x)	"Registered Liens" means those liens affecting the Purchased Assets listed in Schedule 1.1(x).

(y)	"Release" has the meaning set forth in Section 6.2.

(z)	"Restoration Plan" means the rehabilitation and restoration plan required pursuant to the Mining Act
R.S.Q., c. M-13.1, and approved by the Minister of Natural Resources on September 27, 1999 for the
East Amphi Property.

(aa)	"Royalty " means a royalty equal to two percent (2%) of the Net Smelter Returns.

(bb)	"Taxes" means all taxes other than taxes on income, including, without limitation, real property, land transfer, mutation, water, business, Goods and Services and Quebec Sales taxes.

(cc)	"Third Party Royalty" means a royalty equal to three percent (3%) of the net smelter returns on the
Fourax Property as set forth in a certain agreement entered into by CSA Minerals Corp. and Oroplata
Limited on the 16th day of January 1986, as amended.

(dd)	"Transfer Form" means the prescribed form of transfer to be executed by Purchaser and Vendor in respect of the mining claims and the mining lease comprised in the Properties, for registration at the register maintained by the Ministry of Natural Resources (Quebec).

(ee)	"Vendor" means McWatters Mining Inc., a corporation incorporated under the laws of the province of
Quebec.

1.2        Schedules and Exhibits. The following is a list of the Schedules attached hereto and incorporated herein by reference:

Schedule 1.1(e)	-	Contracts
Schedule 1.1(h)	-	Properties
Schedule 1.1(j)	-	Environmental Permits
Schedule 1.1(x)	-	Registered Liens
Schedule 2.3	-	Liens registered in the Mining Registry
Schedule 3.4	-	Royalty Terms
Schedule 3.6	-	Allocation of Purchase Price
Schedule 4.1(e)	-	Disclosure.

ARTICLE II
PURCHASE AND SALE

2.1     Purchase and Sale. Upon and subject to the terms and conditions hereof, as of this date, Vendor hereby sells and transfers to Purchaser, and Purchaser purchases from Vendor, for the Purchase Price, all of Vendor's right, title and interest in the following assets (collectively, the "Purchased Assets"):

(a) the Properties, together with all technical reports related to the Properties;

(b) the Equipment;

(c) the Contracts; and

(d) the Environmental Permits, to the extent transferable.

2.2     Undertaking relating to Exploration. The Vendor hereby undertakes to perform or cause to be performed, in respect of the Properties, exploration activities on the Properties for an aggregate amount of $6 million in Exploration Expenses, before applicable Goods and Services and Quebec Sales Tax, during the period starting from the date hereof and ending before January 1, 2005.

2.3     Instruments of Conveyance and Discharge. Vendor hereby delivers to Purchaser for registration the fully executed Deed of Transfer. Vendor and Purchaser agree to execute such further bills of sale and instruments of conveyance as are necessary to permit the transfer and conveyance from Vendor to Purchaser of all right, title and interest in, to and under the other Purchased Assets (provided that Vendor shall use commercially reasonable efforts, in cooperation with and at Purchaser's request, to aid Purchaser in obtaining the transfer of the Environmental Permits to it and in establishing a new or amended Restoration Plan, if applicable).

    Vendor shall use its best efforts, subject to the cooperation of the Purchaser, to obtain the complete discharge of those Liens on the Properties registered in the Mining Registry set forth in Schedule 2.3.

2.4     Contracts. Purchaser hereby agrees to assume, discharge, satisfy, perform and fulfill in a timely manner, strictly in accordance with their terms, all of the liabilities and obligations of Vendor under the Contracts and the Environmental Permits, to the complete discharge of the Vendor.

2.5     Severance and Vacation Costs. Vendor shall be liable and shall pay any and all severance costs and vacation pay indemnities in respect of its employees, up to the execution hereof.

2.6     Workers Compensation, etc. Vendor shall be liable and shall pay any and all (i) occupational health and safety or worker compensation, assessments, costs or fines and (ii) any and all pension plan liabilities, if any, for which it is liable up to the execution hereof, regardless of the date of imposition thereof.

ARTICLE III
PURCHASE PRICE

3.1     Purchase Price. The consideration for the sale and conveyance of the Purchased Assets by the Vendor is comprised of the following, in the aggregate (collectively, the "Purchase Price"):

(i) an amount of $7 million (the "Cash Purchase Price"), to be paid as set forth in Section 3.2;

(ii) the Additional Amount, to be satisfied as set forth in Section 3.3, in an amount not exceeding, for greater certainty, $6 million; and

(iii) the Royalty, if applicable, to be determined and paid as set forth in Section 3.4.

3.2     Payment of Cash Purchase Price. Prior to the date hereof, Purchaser has remitted to the Escrow Agent, in trust, the full amount of the Cash Purchase Price, to be disbursed by the Escrow Agent subject to and conditional upon the terms of the Escrow Agreement, for and on behalf of the Purchaser. Disbursement by the Escrow Agent of the Cash Purchase Price in accordance with the terms of the Escrow Agreement shall constitute full and final satisfaction of the obligation of the Purchaser to satisfy the Cash Purchase Price.

    The Escrow Agreement contemplates, inter alia, the payments by the Escrow Agent, upon registration of the Deed of Transfer and the Transfer Form, in each case without adverse entry, other than the Registered Liens, of certain payments to the holders of Registered Liens concurrently with delivery to the Escrow Agent of duly executed Deeds of Discharge from each such holder of Registered Lien as well as additional payments to third parties.

3.3     Satisfaction of Additional Amount. The Additional Amount shall be satisfied by way of the payment by Purchaser of the Exploration Expenses of Vendor actually incurred and payable by or for Vendor pursuant to Section 2.2.

3.4     Satisfaction of Royalty. Conditional upon exploration activities for an aggregate amount of $6 million before Goods and Services Tax and Quebec Sales Tax in Exploration Expenses being completed by or on behalf of Vendor no later than December 31st, 2004, Purchaser shall pay to Vendor the Royalty, calculated as and from the 1st ounce of gold produced from ores mined and removed from the Properties in excess of the first 300,000 ounces of gold produced from ores mined and removed from the Properties after completion of the exploration activities referred to in Section 2.2. Payments of the Royalty shall be subject to the terms and conditions set forth in Schedule 3.4.

    In the event that, as a result of any claim by any person against the Purchaser, the Purchaser is required to make a payment on account of the Third Party Royalty, the Purchaser shall be entitled to reduce the amounts payable to Vendor on account of the Royalty, on a dollar for dollar basis, for each dollar paid on account of the Third Party Royalty.

3.5     Right of Purchase of Royalty. At any time after mining operations have commenced on one or both of the Properties, Purchaser may, by way of a written notice to Vendor, purchase from Vendor its rights and interest in the Royalty provided in Section 3.4 in consideration of the payment to Vendor of an aggregate amount of $1.5 million.

    To the extent that, after any reduction of the Royalty as set forth in Section 3.4, there remain amounts paid to any person on account of the Third Party Royalty for which Purchaser is not compensated as contemplated in Section 3.4, the Purchaser shall be entitled to deduct such excess amounts from the $1.5 million which may be payable by Purchaser pursuant to the terms of this Section 3.5.

3.6     Allocation of Purchase Price. The Purchase Price shall be allocated among the Purchased Assets as set forth in Schedule 3.6. The allocation of the Purchase Price shall be final and binding upon the Parties for all purposes, including, without limitation, the filing of all Tax or other returns and the preparation of all financial statements and other documents and records.

3.7     Transfer Taxes. Purchaser shall be liable and shall pay (if any) all Taxes, registration fees or other like taxes or charges properly payable upon and in connection with the sale, assignment, conveyance and transfer of the Purchased Assets from Vendor to Purchaser hereunder.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

4.1     Representations and Warranties of Vendor. Vendor represents and warrants to Purchaser as follows, and Vendor acknowledges that Purchaser is relying thereon in entering into this Agreement. Purchaser acknowledges that the representations and warranties of the Vendor in this Section 4.1 are the only representations and warranties of the Vendor in connection with the sale of the Purchased Assets, all other obligations of warranty being excluded to the fullest extent possible.

  Due Incorporation. Vendor is duly incorporated, existing and in good standing under the laws of the province of Quebec and has all necessary corporate power and authority to own, lease and operate the Purchased Assets as and in the places where such Purchased Assets are now owned, leased or operated.

  Due Authorization. Vendor has the necessary corporate power and authority to execute this Agreement and to perform its obligations hereunder. The execution of this Agreement by Vendor and the performance by Vendor of its obligations hereunder and thereunder has been duly authorized by all necessary action on its part. Such execution and performance by Vendor does not require any action or consent of, any registration with, or notification to, any Person, or any action or consent under any Laws to which Vendor is subject.

  Enforceability. This Agreement constitutes a legal, valid and binding obligation of Vendor enforceable against it in accordance with its terms.

  No Conflict. The execution of this Agreement, the consummation of the transactions contemplated herein, the performance by Vendor of its obligations hereunder do not violate, contravene or breach, or constitute a default under, the constating instruments or by-laws of Vendor or result in, or require the creation of any Lien upon any of the Purchased Assets.

  Title to Purchased Assets. Except as disclosed in Schedule 4.1(e).

  the Properties are properly staked where necessary, are recorded and in good standing with all regulatory authorities, and all necessary licenses, permits, rights of way and rights of access have been obtained and are in good standing;

  immediately following registration of the Deed of Transfer and Deeds of Discharge, the Purchased Assets will be free from any lien, mortgage, royalty, charge, right or other encumbrance (other than such as may be caused by Purchaser) save for the liens on the Properties set forth in Schedule 2.3 which are to be radiated pursuant to Section 2.3 as they relate to underlying obligations fully terminated;

  the Properties are not subject to any legal proceedings or governmental investigations, and Vendor is unaware, after due investigation, of any fact or circumstance (including without limitation, any aboriginal claim or environmental circumstance) which could materially effect the value of the Properties or Vendor's ability to complete the sale of its interest in the Properties hereunder;

  Vendor is the registered holder of a 100% interest in the mining claims and the mining lease forming part of the Purchased Assets and no person other than the Crown has any interest in such mining claims and mining lease; Vendor is the registered and beneficial owner of a 100% right, title and interest in and to the other Purchased Assets;

  Vendor has maintained and preserved in good order all rights, permits and licenses relating to the Properties; and

  Vendor is not in default, nor are there any amounts owing or accrued, under any of the Contracts or Environmental Permits.

  Royalty Extinguished. The 5% net profit royalty on the East Amphi Property, as described in the "Delfer Royalty Agreement" defined in the Purchase and Sale Agreement dated September 30, 1998 between Vendor, Alfer Inc. and René Amyot, has by virtue of that latter agreement been completely extinguished following its purchase by the Vendor and shall not revive in any way.

  Contracts in Good Standing. There are no amounts owing under the Contracts by McWatters and the Contracts are valid and enforceable in accordance with their terms, subject to laws applicable to insolvency, bankruptcy and creditors' rights generally. Notwithstanding any other provisions of this Agreement, the representations and warranties contained in the Subsections 4.1(e)(iii) and (e)(vi) above are the only and exclusive representations and warranties of Vendor with respect to environmental matters.

4.2     Representations and Warranties of Purchaser. Purchaser represents and warrants to Vendor as follows:

  Due Incorporation. Purchaser is duly incorporated, validly existing and in good standing under the Laws of the province of Quebec and has the necessary corporate power to own or lease its properties and to carry on its business as such business is presently conducted.

  Due Authorization. Purchaser has the necessary corporate power and authority to execute this Agreement and to perform its obligations hereunder. The execution of this Agreement by Purchaser and the performance by Purchaser of its obligations hereunder have been duly authorized by all necessary corporate action on its part. Such execution and performance by Purchaser does not require any action or consent of, any registration with, or notification to, any Person, or any action or consent under any Laws to which Purchaser is subject.

  Enforceability. This Agreement constitutes a legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms.

  No Conflict. The execution of this Agreement, the consummation of the transactions contemplated herein, the performance by Purchaser of its obligations hereunder and the compliance by Purchaser with this Agreement do not violate, contravene or breach, or constitute a default under, the constating instruments or by-laws of Purchaser.

  Collective Agreement and Bargaining Certificate. Purchaser has received from Vendor, and has taken cognizance of, the Bargaining Certificate and the Collective Agreement. To the extent applicable, and save and except for the severance obligations in "Lettre d'Entente #5" of the Collective Agreement, and for the obligations at Sections 2.5 and 2.6, which remain the responsibility of Vendor, Purchaser agrees that it will be bound by the Bargaining Certificate and the Collective Agreement as if it were named therein and shall become a party to any proceeding relating thereto, in the place and stead of the Vendor. Subject to the foregoing, Purchaser further agrees that it will be solely responsible for any matter or difficulty arising out of the application of the Collective Agreement after execution hereof.

ARTICLE V
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

5.1     Survival of Representations and Warranties of Vendor. The representations and warranties of Vendor contained in this Agreement or given pursuant to this Agreement shall survive the completion of the transactions contemplated by this Agreement and, notwithstanding such completion or any investigation made by or on behalf of Purchaser, shall continue in full force and effect for the benefit of Purchaser.

5.2     Survival of Representations and Warranties of Purchaser. The representations and warranties of Purchaser contained in this Agreement shall survive the completion of the transactions contemplated by this Agreement and, notwithstanding such completion or any investigation made by or on behalf of Vendor, shall continue in full force and effect for the benefit of Vendor.

ARTICLE VI
RESTORATION PLAN

6.1     Assumption by Purchaser. As of the date hereof, Purchaser agrees to assume all liabilities of the Restoration Plan in lieu of Vendor and to comply with all obligations thereunder and with all obligations imposed under the Mining Act R.S.Q., c. M-13.1 with respect to the Restoration Plan whether or not any such liability or obligation existed prior to this date.

6.2     Release of Vendor. All financial guarantees required to execute the Restoration Plan are to be assumed by Purchaser as of this date and both parties undertake to use their best efforts to obtain for Vendor from the Minister of Natural Resources complete release from the Restoration Plan obligations including any financial obligation thereunder (hereafter the "Release"). Should such Minister require studies or works to be performed before issuing the Release, Purchaser will be solely responsible to perform any such study or work at its own costs. For greater certainty, the assumption of liabilities by Purchaser pursuant to Section 6.1 and the indemnification obligations of Purchaser pursuant to Section 7.2(d) shall not be affected in any manner by any failure to obtain the Release.

ARTICLE VII
INDEMNIFICATION

7.1     Indemnification by Vendor. Vendor hereby indemnifies and holds Purchaser harmless from and against any claims, demands, actions, causes of action, judgments, damages, losses, liabilities, costs or expenses (including, without limitation, interest, penalties and reasonable attorneys, and experts, fees and disbursements), including Tax liabilities (collectively, the "Losses") which may be made by Purchaser or which Purchaser may suffer or incur as a result of, arising out of or relating to:

  any violation, contravention or breach of any covenant, agreement or obligation of Vendor under or pursuant to this Agreement; or

  any incorrectness in, or breach of, any representation or warranty made by the Vendor in Section 4.1 or the Schedules annexed hereto, whether or not Purchaser relied thereon or had knowledge thereof,

save and except as may be caused by the Purchaser.

7.2     Indemnification by Purchaser. Purchaser hereby indemnifies and holds Vendor harmless from and against any Losses which may be made against Vendor or which Vendor may suffer or incur as a result of, arising out of or relating to:

  any violation, contravention or breach of any covenant, agreement or obligation of Purchaser under or pursuant to this Agreement; or

  any incorrectness in, or breach of, any representation or warranty made by the Purchaser in Section 4.2, whether or not Vendor relied thereon or had knowledge thereof; or

  any obligation or liability under or pursuant to any Contract; or

  any obligation or liability of Vendor in connection with or any obligation in respect of the Properties or operations thereon under Environmental Laws (for greater certainty, including pursuant to the Restoration Plan) or Environmental Permits, save and except as may be caused by the Vendor.

ARTICLE VIII
MISCELLANEOUS

8.1     Notices. Any notice, direction or other communication given under this Agreement shall be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication (other than by way of electronic mail) addressed:

(a)	to Vendor at:

McWatters Mining Inc.
1800 McGill College Avenue
Suite 2400
Montreal, Quebec
H3A 3J6
Attention: The President
Telecopier: (514) 879-1787

with a copy to:

Stikeman Elliott LLP
1155 René-Lévesque Blvd. W
Montreal, Quebec
H3B 3V2
Attention: Stephen W. Hamilton
Telecopier: (514) 397-3222

(b)	to Purchaser at:

Richmont Mines Inc.
110 avenue Principale
Rouyn-Noranda, Quebec
J9X 4P2

Attention: The President
Telecopier: (819) 797-0166

with a copy to:

Colby, Monet, Demers, Delage & Crevier
1505 McGill College Avenue
Montreal, Quebec
H3A 3M8
Attention: Campbell Stuart
Telecopier: (514) 284-1068

Any such communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a business day and such delivery was made prior to 4:00 p.m. (Montreal time) and otherwise on the next business day, or (ii) if transmitted by facsimile or similar means of recorded communication (other than by way of electronic mail) on the business day following the date of transmission.

8.2     Expenses. Each Party shall bear and pay all costs, expenses and fees (including, without limitation, legal counsel and accounting fees and disbursements) incurred by it in connection with the preparation, execution and consummation of this Agreement and the transactions contemplated hereunder.

8.3     Counterparts. This Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed an original, and such counterparts together shall constitute one and the same instrument.

8.4     Governing Law. This Agreement shall be governed by and interpreted and construed in accordance with the Laws of the Province of Quebec and the laws of Canada applicable therein.

8.5     Entire Agreement. This Agreement, including the Schedules, constitutes the entire Agreement between the Parties pertaining to the subject matter hereof, and supersedes all prior agreements, understandings, negotiations and discussions of the Parties.

8.6     Amendment. No amendment to this Agreement shall be binding unless expressly provided in an instrument duly executed by the Parties.

8.7     No Assignment. Vendor shall not assign, convey or otherwise transfer this Agreement or any right, interest or obligation hereunder without the prior written consent of Purchaser, which may not be unreasonably withheld. Notwithstanding the foregoing, Vendor may, prior to mining operations having commenced on the Properties, sell to any third party its rights and interest in the Royalty provided in Section 3.4, subject to first providing to Purchaser the right to purchase such Royalty on terms equivalent to those offered by such third party. The Purchaser shall obtain from any successor or assignee of the Purchaser or assignee of the Properties an agreement in writing, prior to such assignment, to be bound by the obligations of Section 3.4 in lieu and place of the Purchaser.

8.8     Language of Agreement. The Parties acknowledge that it is their express wish that this Agreement and all related documents be prepared in English. Les parties ont exprimé leur expresse volonté que la présente convention et tous les documents connexes soient rédigés en anglais.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date and at the place first above mentioned.

LES MINES McWATTERS INC./
McWATTERS MINING INC.

Per:	(signedMichel Bouchard)
Name: Michel Bouchard
Title: Interim President

MINES RICHMONT INC./
RICHMONT MINES INC.

Per:	(signed Jean-Guy Rivard)
Name: Jean-Guy Rivard
Title: Chairman

EXHIBIT I

CERTIFIED COPY OF RESOLUTION OF VENDOR

EXHIBIT II

CERTIFIED COPY OF RESOLUTION OF PURCHASER

SCHEDULE 1.1(e)

CONTRACTS

  That certain contract titled "Entente (Prolongement et modification du réseau - Usage autre que domestique de durée indéterminée)" reference number 200300374 between McWatters Mining Inc. and Hydro Quebec dated April 15th, 2004.

  That certain contract titled "Contrat de location avec option d'achat" between Vendor and 9059-3500 Quebec Inc. carrying on business under the name "Modulabec" in respect of the lease of modular office structures with an option to buy, dated August 7, 2003, as amended from time to time (Reference Contract No. 23336-C).

  That certain contract titled "Contrat de location" between Vendor and Maison Marquis Inc. dated April 6, 2003 in respect of the lease of temporary structures (Reference P.O. # 000020).

SCHEDULE 1.1(h)(A)

EAST AMPHI PROPERTY

No. Titre	Rang	Lot	Canton	Excédent	Expiration	Superficie (ha)
3665043	1	29	Malartic	0.00	21/12/2004	30.20
3665044	1	30	Malartic	0.00	21/12/2004	30.20
3665053	1	31	Malartic	0.00	21/12/2004	30.20
3665201	2	16	Malartic	0.00	20/12/2004	40.00
3665202	2	17	Malartic	0.00	20/12/2004	40.00
3665211	2	18	Malartic	0.00	20/12/2004	40.00
3665212	2	19	Malartic	0.00	20/12/2004	40.00
3665221	2	20	Malartic	0.00	20/12/2004	40.00
3718281	1	14	Malartic	0.00	04/05/2005	31.20
3718282	1	13	Malartic	0.00	04/05/2005	31.20
3718293	1	15	Malartic	0.00	04/05/2005	30.80
5086943	1	12	Malartic	0.00	28/07/2005	32.00
5086944	1	11	Malartic	0.00	28/07/2005	32.00
5086945	1	10	Malartic	0.00	28/07/2005	32.00
5098746	1	9	Malartic	0.00	28/07/2005	32.00
5098747	1	8	Malartic	0.00	28/07/2005	32.00
BM848	1	17 to 22	Malartic	17 to 22	23/03/2019	119.08
P139010	1	16	Malartic	59479.78	06/06/2005	30.80
P139020	1	17	Malartic	170294.58	03/12/2005	18.93
P139030	1	18	Malartic	287946.46	03/12/2005	13.78
P139040	1	19	Malartic	1374510.73	03/12/2005	8.61
P139050	1	20	Malartic	1261479.50	03/12/2005	6.60
P139060	1	21	Malartic	965288.13	03/12/2005	9.37
P139070	1	22	Malartic	0.00	03/12/2005	12.42
P139080	1	23	Malartic	0.00	06/06/2005	30.80
P139090	1	24	Malartic	0.00	06/06/2005	30.80
P139100	1	25	Malartic	0.00	06/06/2005	30.80
P139110	1	26	Malartic	54508.01	06/06/2005	30.80
P139120	1	27	Malartic	0.00	06/06/2005	30.40
P139130	1	28	Malartic	0.00	06/06/2005	30.40
29 claims & 1 Bail Minier						947.39

SCHEDULE 1.1(h)(B)

FOURAX PROPERTY

No. Titre	Rang	Lot	Canton	Excédent	Expiration	Superficie (ha)
3351761	Bloc 15		Fourniere	0.00	17/07/2005	24.80
3351762	Bloc 16		Fourniere	58796.66	17/07/2005	21.60
3351763	Bloc 19		Fourniere	0.00	17/07/2005	20.40
3351764	Bloc 20		Fourniere	0.00	17/07/2005	22.00
3351771	10N	31	Fourniere	0.00	17/07/2005	12.90
3351772	10N	32	Fourniere	0.00	17/07/2005	20.80
3351773	10N	33	Fourniere	0.00	17/07/2005	20.90
3351774	Bloc 27	27	Fourniere	120505.79	17/07/2005	33.30
3351781	10N	34	Fourniere	139346.10	17/07/2005	20.00
3351782	10N	35	Fourniere	0.00	17/07/2005	12.50
3351783	10S	31	Fourniere	30372.96	17/07/2005	4.30
3351784	Bloc 26		Fourniere	1586809.90	17/07/2005	56.80
12 claims						270.30

SCHEDULE 1.1(j)

ENVIRONMENTAL PERMITS

Certificates of Authorization:

  Certificat d'autorisation émis par le Ministère de l'Environnement du Québec, Direction régionale de l'Abitibi-Témiscamingue à Les Mines McWatters inc., Division Opérations Val-d'Or - Mines Sigma, N/Réf. : 7610-08-01-70034-21 080000222, Re. : Exploitation de la mine East Amphi et daté du 11 janvier 1999.

  Certificat d'autorisation émis par le Ministère de l'Environnement du Québec, Direction régionale de l'Abitibi-Témiscamingue à Les Mines McWatters inc., N/Réf. : 7610-08-01-70034-22 200052213, Re. : Exploitation souterraine de la mine East Amphi et daté du 5 août 2003.

Restoration Plan:

  Approbation émise par le Ministère des Ressources naturelles, Gouvernement du Québec à Mines MacWatters, Re. : Approbation du plan de restauration de la mine East Amphi, Référence : TM 99 014 017 et daté du 27 septembre 1999.

SCHEDULE 1.1(x)

REGISTERED LIENS

  The hypothec on the universality of moveable and immoveable property in respect of, inter alia, the Purchased Assets granted in favour of Standard Bank London and National Bank of Canada; and

  the hypothec on the universality of moveable and immoveable property in respect of, inter alia, the Purchased Assets granted in favour of Investissement Quebec in each case registered in the Land Registry, the Register of Personal and Moveable Real Rights and/or Mining Registry, as the case may be;

  legal hypothec in favour of J.Y. Moreau Electrique Inc. in the amount of $94,593.15;

  legal hypothec in favour of Location Dumco Inc. in the amount of $94,724.54;

  legal hypothec in favour of Construction Christian Bouchard Inc. in the amount of $68,015.17.

SCHEDULE 2.3

LIENS REGISTERED IN THE MINING REGISTRY

  The one and a half percent (1.5%) net smelter return in favour of 3064077 Canada Inc. registered under number 49081;

  The five percent (5%) net profit return in favour of Delfer Gold Mines Inc. registered under number 40326; and

  The two percent (2%) net smelter return in favour of Mines Vauquelin Ltée.

SCHEDULE 3.4

ROYALTY TERMS

  The amount of Royalty payable to the Vendor shall be calculated as at the end of each quarter and shall be paid to the Vendor on or before the last day of the next following month. Any adjustments in the payment of Royalty hereunder arising out of an audit referred to in paragraph 5 hereof shall be made and paid at that time.

  On or before the last day of each quarter of each year after the date of commencement of production, Purchaser shall deliver to Vendor a statement indicating in reasonable detail, as of the last day of the immediately preceding quarter, the calculation of Net Smelter Return and the aggregate Royalty payable for such quarter.

  Purchaser may remove up to 20,000 tons of ore from the Properties for the purpose of bulk sampling and testing, and such shall not be considered production from the Properties nor shall any Royalty be payable to Vendor with respect thereto.

  Purchaser agrees to maintain for the Properties up-to-date and complete records relating to the production and sale of gold doré, metal or concentrate produced from the Properties including accounts, records, statements and returns relating to treatment and smelting arrangements of same, and Vendor or its agents shall have the right at all reasonable times to inspect such records, statements and returns relating to treatment and smelting arrangements of same, and Vendor or its agents shall have the right at all reasonable times to inspect such records, statements and returns and make copies thereof at its own expense for the purpose of verifying the amount of the Royalty payments to be made by Purchaser to Vendor pursuant to this Schedule. Vendor shall have the right at its own expense to have such accounts audited by independent auditors once each year.

  In any year in which the Royalty is payable and upon request of Vendor, Purchaser shall have an audited financial statement certified by its auditors for each year with respect to the Royalty payable to Vendor hereunder, by the 30th day of March in the following year, and Purchaser shall forthwith deliver a copy of such statement to Vendor.

  All Royalty payments shall be considered final and in full satisfaction of all obligations of Purchaser making same in respect thereof if such payments or the calculation in respect thereof are not disputed by Vendor within 30 days after receipt by Vendor of the audited statement referred to in paragraph 5 hereof.

  Purchaser shall have the right to commingle, with ores from the Properties, ore produced from other properties provided that prior to such commingling, Purchaser shall adopt and employ reasonable practices and procedures for weighing, determining of moisture content, sampling and assaying, as well as utilize reasonably accurate recovery factors in order to determine the amounts of products derived from or attributable to ore mined and produced from the Properties. Purchaser shall maintain accurate records of the results of such sampling, weighing and analysis as pertains to ore mined and produced from the Properties.

  The Royalty may be payable in cash or in gold bullion, at the option of the Purchaser. The gold bullion equivalent shall be equal to the quarterly average of the London PM fixing spot price for an ounce of gold as recorded by the London Bullion Market in London, England, starting with the month in which Purchaser makes such election.

SCHEDULE 3.6

ALLOCATION OF PURCHASE PRICE

An amount of $150,000 shall be allocated to Electrical lines and connections; the balance of the Purchase Price shall be allocated to the Properties.

SCHEDULE 4.1(e)

DISCLOSURE

In 1999, a verbal notice was given by the Vendor to the Ministry of Natural Resources indicating that operations at East Amphi were ceased. No work under the Restoration Plan has been carried out to this day and no amount spent under the guarantee related to the Restoration Plan.

EXHIBIT 5.2
MANAGEMENT AGREEMENT

MEMORANDUM OF AGREEMENT made in the City of Montreal, Province of Quebec, this 5th day of December, 2003

BY AND BETWEEN:	LES MINES McWATTERS INC./McWATTERS MINING INC., a
corporation incorporated under the laws of the province of Quebec with its head office at 1281 7th Street, Val-d'Or, Quebec J9P 3S1

("Principal");

AND:	MINES RICHMONT INC./RICHMONT MINES INC., a company
incorporated under the laws of the Province of Quebec with an office at 110
Principale Avenue, Rouyn-Noranda, Quebec J9X 4P2

("Operator");

WHEREAS pursuant to the terms of an asset purchase agreement dated the date hereof, the Principal sold and conveyed to the Operator the Properties (as further defined herein);

WHEREAS the Principal has agreed that certain additional exploration activities are required to be conducted in connection with the Properties with a view of conducting mining operations on the Properties;

WHEREAS the Principal wishes to obtain the services of the Operator and the Operator wishes to provide its services to the Principal in connection with the continuation of the Exploration Program (as herein defined);

WHEREAS the Principal and the Operator have agreed to enter into the present Management Agreement to provide for the continuation of the Exploration Program by the Operator acting for and on behalf of the Principal, upon the terms and conditions set forth in this Management Agreement;

WHEREAS the expenses in connection with the Exploration Program, in the amount of $6 million before applicable Goods and Services and Quebec Sales Tax shall be incurred by or on behalf of, the Principal;

THIS AGREEMENT WITNESSES THAT, in consideration of the mutual covenants herein contained, it is agreed by and between the Parties as follows:

ARTICLE I
INTERPRETATION

1.1     Definitions. The following terms shall have the following meanings, respectively, unless the context otherwise requires:

(a)     "Additional Amount" means that portion of the purchase price in respect of the Properties payable pursuant to Section 3.3 of the Asset Purchase Agreement, before applicable Goods and Services Tax and Quebec Sales Tax.

(b)     "Agreement" means this Management Agreement, including all amendments and modifications thereof, and all schedules thereto, which are incorporated herein by this reference.

(c)     "Asset Purchase Agreement" means that certain Memorandum of Agreement dated the date hereof pursuant to which the Principal sold and conveyed to the Operator the Properties, a copy of which is attached hereto as Schedule 1.1(c).

(d)     "East Amphi Property" means the immoveable property comprised of one mining lease (including all surface rights granted in connection therewith) and 29 mining claims located in the township of Malartic, covering a total of approximately 947.4 hectares, including all buildings, fixtures and other improvements thereon, if any, as the same subsists with all its rights and appurtenances, including without limitation rights of way, the whole as further described in the attached Schedule 1.1(d)(A).

(e)     "Environmental Laws" means all currently applicable Laws relating to hazardous substances, pollution or protection of the environment, human health or safety, including Laws relating to on-site or off-site contamination, release of any hazardous substance into the environment, and applicable Laws relating to the transport of hazardous substances.

(f)     "Environmental Permits" means all permits, authorizations, certificates, written consents, registrations, licenses and any other written approvals or authorizations required under Environmental Laws in connection with the Properties.

(g)     "Exploration Expenses" means the expenses to be incurred in respect of the Exploration Program to determine the existence, location, extent or quality of mineral resources on the Properties, including any "grassroots" exploration expense incurred in the course of prospecting, carrying out geological, geophysical or geochemical surveys, drilling by rotary, diamond, percussion or other methods or trenching, digging test pits and preliminary sampling.

(h)     "Exploration Program" means the exploration activities to be conducted on the Properties including those set forth in Schedule 1.1(h).

(i)     "Fourax Property" means the immoveable property comprised of 12 mining claims located in the township of Fournière, covering a total of approximately 270.3 hectares, including all rights of way, concessions and surface rights, if any, the whole as further described in the attached Schedule 1.1(d)(B).

(j)     "Laws" shall mean all laws, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws, whether federal, provincial, municipal or local.

(k)     "Mining" means the mining, extracting, producing, handling, milling or other processing of Products.

(l)       "Operator" means Richmont Mines Inc., a company incorporated under the laws of the province of Quebec.

(m)     "Oversight Committee" means the committee established pursuant to Article VI.

(n)     "Parties" means Principal and Operator; and "Party" shall mean either one of them as the context may require.

(o)     "Principal" means McWatters Mining Inc., a corporation incorporated under the laws of the province of Quebec.

(p)     "Products" means all ores, minerals and metals produced from the Properties.

(q)     "Properties" means, collectively, the East Amphi Property and the Fourax Property.

(r)     "Taxes" means all taxes, including, without limitation, real property, land transfer, mutation, water, business, Goods and Services and Quebec Sales taxes.

1.2     Schedules and Exhibits. The following is a list of the Schedules attached hereto and incorporated herein by reference:

Schedule 1.1(c)	-	Asset Purchase Agreement
Schedule 1.1(d)	-	Properties
Schedule 1.1(h)	-	Exploration Program

ARTICLE II
RELATIONSHIP OF PARTIES

2.1     No Partnership, Joint Ventures, etc. The Parties are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. The Parties agree that the Operator shall perform its obligations under this Agreement as an independent contractor and shall not be, and shall not be deemed to be, a trustee for any person or for the Principal in connection with the discharge by the Operator of such obligations.

ARTICLE III
OPERATOR

3.1     Appointment. The Principal hereby appoints "Richmont Mines Inc." as the Operator and the Operator hereby agrees to serve in such capacity, until termination of this Agreement in accordance with Section 5.2.

3.2     Role of Operator. The Operator shall perform or cause to be performed the Exploration Program and shall assume and discharge, acting for and on behalf of the Principal, the Exploration Expenses relating to the Exploration Program, save in the event that the Exploration Program becomes impossible otherwise than through the fault of the Operator.

3.3     Powers and Duties of Operator. Subject to the terms and provisions of this Agreement, the Operator shall have the following powers and duties as agent acting for and on behalf of the Principal in connection with the Exploration Program:

(a)     The Operator shall manage, direct and control all work and activities to be concluded or carried out in connection with the Exploration Program.

(b)     The Operator may assume and discharge, acting for and on behalf of the Principal, the Exploration Expenses relating to the Exploration Program.

(c)     The Operator shall purchase or otherwise acquire or itself furnish all material, supplies, equipment, water, utility and transportation services required for the Exploration Program.

(d)     The Operator shall: (i) make or arrange for all payments required by leases, licenses, permits (including Environmental Permits), contracts and other agreements related to the Properties; (ii) pay all Taxes, assessments and similar charges related to the Exploration Program and (iii) pay in due course all employees, contractors and agents hired or employed in connection with the Exploration Program.

(e)     The Operator shall: (i) apply for and use its best efforts to obtain all necessary permits (including Environmental Permits), licenses and approvals required for the Exploration Program; (ii) comply with all Laws applicable to the Properties or to the Exploration Program, including Environmental Laws and Laws relating to employment and labour matters; and (iii) prepare and file all reports or notices required pursuant to this Agreement or by Law in connection with the Exploration Program. The Operator shall not be in breach of this provision if a violation has occurred in spite of the Operator's good faith efforts to comply, and the Operator has timely cured or disposed of such violation through performance or payment of fines and penalties.

(f)     The Operator shall prosecute and defend all litigation or administrative proceedings arising out of the Exploration Program.

(g)     The Operator shall provide for such insurance as is customarily required in the mining industry to conduct activities such as those conducted in connection with the Exploration Program.

(h)     The Operator shall have the right to carry out its responsibilities hereunder through employees, agents or independent contractors and to hire employees, contractors and agents in connection with the Exploration Program. The Operator shall be solely responsible, subject to reimbursement by the Principal under Section 4.1, for the payment of all fees owing to any such agents and independent contractors and for the payment of all wages and salaries to any such employees and for the satisfaction of any obligation related to the employment of such employees (including severance obligations).

(i)     The Operator shall, in connection with the maintenance of accounting and financial records, comply with the terms of Schedule 3.4 of the Asset Purchase Agreement.

(j)     The Operator shall notify promptly the Oversight Committee of any allegations of substantial violation of Environmental Laws or any other Laws.

(k)     The Operator shall keep the Oversight Committee advised of the status of the Exploration Program by submitting in writing to the Oversight Committee (i) monthly progress reports on the exploration activities, which shall include a description of the status and progress of the Exploration Program and statements of the Exploration Expenses incurred to-date; (ii) copies of all reports and studies concerning the exploration activities, at the request of the representative of the Principal and at its expense; (iii) a detailed final report on the Exploration Program within 60 days after completion of the Exploration Program; and (iv) such other reports as the representative of the Principal may reasonably request from time to time and at the expense of the Principal. At all reasonable times, the Operator shall provide the Oversight Committee or any member of the Oversight Committee access to, and the right to inspect and copy, all maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records, and other information in connection with the Exploration Program, at the expense of the Party whose representative on the Oversight Committee requested such access or right to inspect or copy.

(l)     The Operator shall undertake all other activities reasonably necessary to ensure completion of the Exploration Program or as otherwise instructed by the Oversight Committee.

3.4     Standard of Care. The Operator shall conduct all Explorations in a good, workmanlike and efficient manner, in accordance with sound mining and other applicable industry standards and practices, and in accordance with the terms and provisions of leases, licenses, permits, contracts and other agreements pertaining to the East Amphi Property.

ARTICLE IV
EXPLORATION EXPENSES

4.1     Exploration Expenses for the account of Principal. All Exploration Expenses relating to the Exploration Program, in an aggregate amount not exceeding $6 million before applicable Goods and Services Tax and Quebec Sales Tax, shall be incurred by the Principal provided that such Exploration Expenses may be assumed and discharged in due course by the Operator acting for and on behalf of the Principal.

4.2    Delay to Contest. Principal shall have the right to contest any expenditures assumed or made by Operator on Principal's behalf hereunder within 60 days of notification thereof, failing which all such expenditures shall be considered final and accepted for all purposes.

ARTICLE V
TERM

5.1     Effectiveness. This Agreement, and the obligations of the Operator thereunder, shall be effective as and from the date of this Agreement.

5.2    Termination. This Agreement shall terminate, and the Oversight Committee shall be dissolved, without any formality, notice or other requirement upon Exploration Expenses in an aggregate amount of $6 million, before applicable Goods and Services Tax and Quebec Sales Tax, having been incurred in respect of the Properties pursuant hereto, or upon the Exploration Program becoming impossible otherwise than through the default of the Operator.

ARTICLE VI
OVERSIGHT COMMITTEE

6.1    Organization and Composition. The Principal and the Operator hereby establish an Oversight Committee having a support and consultation role to assist the Operator in the performance of the Exploration Program. The Oversight Committee shall consist of one (1) member(s) appointed by the Principal and one (1) member appointed by the Operator. Each Party may appoint one or more alternates to act in the absence of a regular member. Any alternate so acting shall be deemed a member. Appointments shall be made or changed by notice to the other Party.

6.2    No Decisions Required. The Operator need not seek the consent or approval of the Oversight Committee for the performance of its duties and the exercise of its powers in connection with the Exploration Program hereunder.

6.3    Meetings. The Oversight Committee shall hold a first meeting during the two (2) months following the date hereof and a second meeting during the third and fourth months following the date hereof; thereafter, the Oversight Committee shall hold meetings at such time and place as the Parties may determine. The Operator shall provide to the Oversight Committee, in advance of the meetings of the Oversight Committee, the information contemplated by Section 3.3(k). The Operator shall prepare minutes of all meetings and shall distribute copies of such minutes to the Parties within 5 days of any meeting. The representative of the Operator shall have a deciding, or casting, vote.

6.4    Access to Books and Records. The Oversight Committee, or any of its members, shall have access, and be entitled to take copy of, the books, records and registers to be maintained pursuant to Section 3.3, with all expenses related thereto to be borne by the Principal unless such have been requested by the Operator.

ARTICLE VII
BOOKS AND RECORDS; BUDGETS

7.1    Maintenance by Operator. The Operator shall maintain at the principal administrative offices for the East Amphi Property all operational, accounting and financial books, records and registers in connection with the Exploration Program in accordance with customary practices in the mining industry and with Section 3.3.

7.2    Access by Principal. The Principal shall be entitled to examine the books, records and accounts to be kept by the Operator and shall be entitled to be supplied with all information, including monthly accounts and operating statistics and other accounting and financial information relating to the Exploration Program and any mining activities at the East Amphi Property, including the right to obtain copies of any and all such books, records or information, in each case upon reasonable request and at Principal's expense.

7.3    Budgets. The Operator shall, within 45 days following the date hereof, provide the Oversight Committee with a schedule of the planned activities in connection with the Exploration Program and setting forth a budget of the Exploration Expenses to be incurred in connection therewith, totaling not less than $6 million. Such schedule to be prepared by the Operator shall include the following information:

(i)	a description of the nature and the scope, in reasonable details, of the exploration activities including, without limitation, their location, the nature of the services to be subcontracted, if any, and any technical or feasibility studies completed or to be completed;

(ii)	a schedule of activities and a budget of proposed Exploration Expenses, setting forth such expenses broken down by category.

ARTICLE VIII
INDEMNITIES

8.1    Indemnity by Operator. The Principal and any person who is serving or shall have served as a director, officer, employee, subcontractor, agent or mandatary of the Principal shall be indemnified and saved harmless by the Operator from and against any and all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature (collectively "Claims") incurred by, borne by or asserted against the

Principal and any person who is serving or shall have served as a director, officer, employee, subcontractor, agent or mandatary of the Principal, in any way arising from or related in any manner to:

(a)     the performance by the Operator of its obligations hereunder; and

(b)     any claim by any Person (including any agent, sub-contractor, consultant or employee of the Operator) in respect of (i) payment for services rendered or wages and salaries and (ii) pursuant to Laws relating to employment or labour matters, save as such may be caused by the fault of the Principal.

ARTICLE IX
MISCELLANEOUS

9.1    Covenant of Operator. The Operator shall not sell, assign, convey or otherwise transfer to any person all or any portion of its interest in the Properties during the term of this Agreement, without having first obtained from such person its agreement in writing to abide by the terms of this Agreement. The Operator hereby covenants in favour of the Principal to obtain from any such person an agreement in writing to such effect.

9.2    Notices. Any notice, direction or other communication given under this Agreement shall be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication (other than by way of electronic mail) addressed:

(a)	to the Principal at:

McWatters Mining Inc.
1800 McGill College Avenue
Suite 2400
Montreal, Quebec
H3A 3J6

	Attention:	The President
	Telecopier:	(514) 879-1787

with a copy to:

Stikeman Elliott LLP
1155 René-Lévesque Blvd. W
Montreal, Quebec
H3B 3V2

	Attention:	Stephen W. Hamilton
	Telecopier:	(514) 397-3222

b)	to the Operator at:

Richmont Mines Inc.
110 avenue Principale
Rouyn-Noranda, Quebec
J9X 4P2

	Attention:	The President
	Telecopier:	(819) 797-0166

with a copy to:

Colby, Monet, Demers, Delage & Crevier
1505 McGill College Avenue
Montreal, Quebec
H3A 3M8

	Attention:	Campbell Stuart
	Telecopier:	(514) 284-1068

Any such communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Montreal time) and otherwise on the next Business Day, or (ii) if transmitted by facsimile or similar means of recorded communication (other than by way of electronic mail) on the Business Day following the date of transmission. Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such Party at its changed address.

9.3    Expenses. Each Party shall bear and pay all costs, expenses and fees (including, without limitation, legal counsel and accounting fees and disbursements) incurred by it in connection with the preparation, execution and consummation of this Agreement and the transactions contemplated hereunder.

9.4    Asset Purchase Agreement. The Parties hereto agree that notwithstanding any dispute between the Parties relating to the legality, validity or enforceability of this Agreement which may arise, such dispute shall not affect the legality, validity or enforceability of the Asset Purchase Agreement or of any of the terms thereof.

9.5    Counterparts. This Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed an original, and such counterparts together shall constitute one and the same instrument.

9.6    Governing Law. This Agreement shall be governed by and interpreted and construed in accordance with the Laws presently in force in the Province of Quebec without reference to the conflict of laws rules.

9.7   Entire Agreement. This Agreement, including the Schedules and Exhibits, constitutes the entire Agreement between the Parties pertaining to the subject matter hereof, and supersedes all prior agreements, understandings, negotiations and discussions of the Parties.

9.8    Amendment. No amendment to this Agreement shall be binding unless expressly provided in an instrument duly executed by the Parties.

9.9    Language of Agreement. The Parties acknowledge that it is their express wish that this Agreement and all related documents be prepared in English. Les parties ont exprimé leur expresse volonté que la présente convention et tous les documents connexes soient rédigés en anglais.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date and at the place first above mentioned.

LES MINES McWATTERS INC./
McWATTERS MINING INC.

Per:	(signed Michel Bouchard)
	Name:	Michel Bouchard
	Title:	Interim President

MINES RICHMONT INC.
RICHMONT MINES INC.

Per:	(signed Jean-Guy Rivard)
	Name:	Jean-Guy Rivard
	Title:	Chairman

SCHEDULE 1.1(c)

ASSET PURCHASE AGREEMENT

SCHEDULE 1.1(d)(A)

EAST AMPHI PROPERTY

No. Titre	Rang	Lot	Canton	Excédent	Expiration	Superficie (ha)
3665043	1	29	Malartic	0.00	21/12/2004	30.20
3665044	1	30	Malartic	0.00	21/12/2004	30.20
3665053	1	31	Malartic	0.00	21/12/2004	30.20
3665201	2	16	Malartic	0.00	20/12/2004	40.00
3665202	2	17	Malartic	0.00	20/12/2004	40.00
3665211	2	18	Malartic	0.00	20/12/2004	40.00
3665212	2	19	Malartic	0.00	20/12/2004	40.00
3665221	2	20	Malartic	0.00	20/12/2004	40.00
3718281	1	14	Malartic	0.00	04/05/2005	31.20
3718282	1	13	Malartic	0.00	04/05/2005	31.20
3718293	1	15	Malartic	0.00	04/05/2005	30.80
5086943	1	12	Malartic	0.00	28/07/2005	32.00
5086944	1	11	Malartic	0.00	28/07/2005	32.00
5086945	1	10	Malartic	0.00	28/07/2005	32.00
5098746	1	9	Malartic	0.00	28/07/2005	32.00
5098747	1	8	Malartic	0.00	28/07/2005	32.00
BM848	1	17 to 22	Malartic	17 to 22	23/03/2019	119.08
P139010	1	16	Malartic	59479.78	06/06/2005	30.80
P139020	1	17	Malartic	170294.58	03/12/2005	18.93
P139030	1	18	Malartic	287946.46	03/12/2005	13.78
P139040	1	19	Malartic	1374510.73	03/12/2005	8.61
P139050	1	20	Malartic	1261479.50	03/12/2005	6.60
P139060	1	21	Malartic	965288.13	03/12/2005	9.37
P139070	1	22	Malartic	0.00	03/12/2005	12.42
P139080	1	23	Malartic	0.00	06/06/2005	30.80
P139090	1	24	Malartic	0.00	06/06/2005	30.80
P139100	1	25	Malartic	0.00	06/06/2005	30.80
P139110	1	26	Malartic	54508.01	06/06/2005	30.80
P139120	1	27	Malartic	0.00	06/06/2005	30.40
P139130	1	28	Malartic	0.00	06/06/2005	30.40
29 claims & 1 Bail Minier						947.39

SCHEDULE 1.1(d)(B)

FOURAX PROPERTY

No. Titre	Rang	Lot	Canton	Excédent	Expiration	Superficie (ha)
3351761	Bloc 15		Fourniere	0.00	17/07/2005	24.80
3351762	Bloc 16		Fourniere	58796.66	17/07/2005	21.60
3351763	Bloc 19		Fourniere	0.00	17/07/2005	20.40
3351764	Bloc 20		Fourniere	0.00	17/07/2005	22.00
3351771	10N	31	Fourniere	0.00	17/07/2005	12.90
3351772	10N	32	Fourniere	0.00	17/07/2005	20.80
3351773	10N	33	Fourniere	0.00	17/07/2005	20.90
3351774	Bloc 27	27	Fourniere	120505.79	17/07/2005	33.30
3351781	10N	34	Fourniere	139346.10	17/07/2005	20.00
3351782	10N	35	Fourniere	0.00	17/07/2005	12.50
3351783	10S	31	Fourniere	30372.96	17/07/2005	4.30
3351784	Bloc 26		Fourniere	1586809.90	17/07/2005	56.80
12 claims						270.30

SCHEDULE 1.1(h)

EXPLORATION PROGRAM

The Exploration Program consists of exploration activities, whether underground or above ground, to be carried out on the Properties to determine the existence, location, extent or quality of mineral resources of such Properties.